Exhibit 99.5

To:

Alberta Securities Commission Autorite des Marches Financiers

British Columbia Securities Commission Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission Ontario Securities Commission

Prince Edward Island Securities Office

Saskatchewan Financial and Consumer Affairs Authority

Office of the Superintendent of Securities Services, Newfoundland and Labrador Toronto Stock Exchange

Dear Sirs / Mesdames:

Re:      Lithium Americas Announces Filing of Annual Information Form.

I hereby consent to the public filing by Lithium Americas Corp., of a Technical Report and Updated Resource Estimate dated March 31st, 2019 and titled “NI 43-101 Technical Report and Updated Resource Estimate at the Cauchari-Olaroz Salars, Jujuy Province, Argentina,” co-authored by Ernest Burga, P.Eng., and David Burga, P.Geo., of ACSI, Daniel Weber, P.G., RM-SME, of Montgomery & Associates, and Dr. Wayne Genck, PhD., P.E. of Genck International (the “Technical Report”) with all of the Canadian Securities regulatory authorities having jurisdiction and publicly with the System for Electronic Document Analysis and Retrieval (SEDAR); and to the written disclosure of the Technical Report and extracts from or a summary of the Technical Report in written disclosure filed or being filed by Lithium Americas Corp.

CERTIFICATE

I, Daniel Weber, have read the written disclosure filed by Lithium Americas Corp. in the document titled “Annual Information Form,” and related press release, dated April 1, 2019 and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

DATED this 1st Day of April, 2019

“Daniel Weber”

Daniel Weber, P.G., RM-SME